

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Steven R. Beauchamp
President and Chief Executive Officer
Paylocity Holding Corporation
3850 N. Wilke Road
Arlington Heights, Illinois 60004

> **Re:** **Paylocity Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed on January 30, 2014**
> **File No. 333-193661**

Dear Mr. Beauchamp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Overview, page 1

1. We note your response to prior comment 1. In the materials you have provided in support of your statement that you are a leading provider of cloud-based payroll and HCM solutions, it is unclear whether the companies identified therein also offer cloud-based payroll and HCM solutions and how you compare against them in terms of revenue, client base, operating history or technology, among other factors that may be used to assess your market-leading position. Furthermore, while you have identified your leading position to be in the market for medium-sized organizations that may have up to 1,000 employees, you disclose that the average number of client employees is approximately 100 employees. We also note that a significant majority of the companies identified in the reports you provided serve medium-sized organizations but have

significantly larger client bases than you. Please convey additional information regarding your status relative to your competitors to provide context for your claim that you are a leading provider. It appears that you should more precisely describe the market in which you have a leading position and qualify your assessment of your market position as your opinion or belief.

2.   We note your response to prior comment 2. Please disclose here that you do not have long-term contracts with your customers and that your standard agreements with clients are generally terminable by your clients upon 60 or fewer days' notice.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

3.   We note your supplemental response to prior comment 6 and your new proposed key metric. Please clarify whether the definition of recurring fees from new clients only includes clients that have not used any of your solutions for a full year, or if it also includes existing clients that have expanded the scope of their use of your products to additional solutions.

Results of Operations, page 50

4.   We note that the annualized increase in research and development expense and general and administrative expense per additional employee for the six months ended December 31, 2013 appears higher than the increase in research and development expense and general and administrative expenses per additional employee for the other periods presented. Similarly, the increase in sales and marketing expense per additional employee for the year ended June 30, 2013 appears higher than the increase in sales and marketing expense per employee for the other periods presented. Please clarify your disclosure to explain these differences, including the nature of different functions or activities the increase in head count is attributable to, if applicable.

Management

Compensation Committee Interlocks and Insider Participation, page 92

5.   We note your revised disclosure on page 92 was not responsive to prior comment 9. Item 407(e)(4)(i)(C) of Regulation S-K requires that disclosure required under Item 404 with respect to compensation committee members be presented under the Interlocks heading. Please present all required information that is responsive to Item 404 under the Interlocks heading. To reduce or eliminate redundant disclosure, you may include a cross-reference in the Certain Relationships and Related Party Transactions section to the related-party transaction disclosure you provide under the Interlocks heading.

Consolidated Financial Statements for the years ended June 30, 2011, 2012 and 2013

Notes to the Consolidated Financial Statements

(12) Redeemable Convertible Preferred Stock, page F-19

6.   Please note that we are continuing to evaluate your response to prior comment 11. We may have further comments.

Consolidated Financial Statements for the Six Months Ended December 31, 2013

Consolidated Balance Sheet as of June 30 and December 31, 2013, page F-27

7.   We note that you had $1.6 million in net deferred tax assets as of December 31, 2013. Please clarify the factors you considered in determining you will be able to realize these benefits in light of the fact that you had a net loss before taxes of $2.8 million for the six months ended December 31, 2013, and net income before taxes of $15,000 for the year ended June 30, 2013. If you are relying on future taxable income to realize these assets, please clarify how it is based on objectively verifiable evidence, and how you considered your most recent results and the trend in your results in this analysis. We refer you to ASC 740-10-30-23.

Notes to the Consolidated Financial Statements

(6) Benefit Plans

(a) Equity Incentive Plan, page F-36

8.   We have reviewed your letter, dated February 6, 2014 and note that your expected price range represents a significant increase in the fair value of your stock as compared to the fair value determined by your board of directors on July 8, 2013. We note your explanation of the factors that contributed to this difference. Please tell us the quantitative impact that each of these factors had on the increase in the fair value of your common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Rule 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        John J. Gilluly III, Esq.
        DLA Piper LLP (US)